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                                                                   June 12, 2006

Ms. Linda Cvrkel
Branch Chief
Division of Corporation Finance
United States
Securities and Exchange Commission
100 F Street, N.E.
Washington, D. C. 20549

Re: Friendly Ice Cream Corporation
    Form 10-K: For the fiscal year ended December 31, 2005
    Form 10-Q: For the quarter ended March 31, 2006
    Commission File #: 001-13579

Dear Ms. Cvrkel:

Reference is made to the Staff's letter of comment dated June 2, 2006 (the "Staff's Letter"). Set forth are Friendly Ice Cream Corporation's (the "Company") responses to the comments raised in the Staff's Letter relating to the above-referenced filings on Form 10-K and Form 10-Q.

Notes to the Financial Statements
---------------------------------

Note 8. Income Taxes, page F-26
-------------------------------

     1. We note from your response to our prior comment 4 that of the $1,446,000 recognized in 2005 related to tax contingencies, approximately $1,039,000 originated prior to 2005. Please explain to us the nature and the amounts of the accruals for tax contingencies included in the $1,446,000 as we are still unclear if the amounts relate to interest or the related tax that should have been recognized previously. Also, please identify the time period related to each tax amount detailed in your response. Additionally, please explain why the amounts that relate to periods prior to 2005 were not recognized until 2005.

Response
--------

A summary of the $1,446,000 recognized in 2005 related to tax contingencies is as follows:

--------------------------------------------------------------------------------
Description                   Tax               Interest                Total
-----------                   ---               ---------               -----
--------------------------------------------------------------------------------
Trade Promotions          $ 1,039,000           $      -            $ 1,039,000
--------------------------------------------------------------------------------
State Nexus                    98,000             13,000                198,000
--------------------------------------------------------------------------------
RAR Adjustment                260,000             36,000                296,000
                          ------------          ---------           ------------
--------------------------------------------------------------------------------
    Total                 $ 1,397,000           $ 49,000            $ 1,446,000
                          ============          =========           ============
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Trade Promotions
----------------

Reserves for discounts and allowances from retail sales (trade promotions) are estimated and accrued, for both book and tax purposes, when revenue is recorded and are based on promotional planners prepared by our retail sales force. The exact amount of trade promotions is not known until the invoice is later paid. If the Internal Revenue Service (IRS) successfully disallowed the accrued year-end balance of trade promotions, the Company would be required to pay a current tax; however, a deferred tax asset would be created Prior to 2005, the deferred tax asset that would result from the recognition of the trade promotions in a future year would offset any additional tax resulting from the disallowance. Therefore, only interest was accrued for temporary items prior to 2005.

In 2005, the Company determined that a valuation allowance was required that reduced the carrying value of net deferred tax assets to zero. Additionally, the Company expects to record a full valuation allowance on future tax benefits until it is able to sustain an appropriate level of profitability. While the Company is recording a full valuation allowance, any disallowance of temporary income tax deductions such as trade promotions would reduce earnings by the amount of tax and interest. Therefore, during 2005, the Company accrued for tax contingencies in the amount of $1,039,000, which represents the additional tax that would result. This amount primarily related to 2002, which was the earliest open tax year.

State Nexus
-----------

The Company has taken the position that its franchising subsidiary, Friendly's Restaurants Franchise, Inc. (FRFI), which has no employees nor tangible assets, does not have nexus in the states of Ohio and Pennsylvania. As a result, FRFI does not file state income tax returns in either of these two states. The Company believes it is probable that these states would disagree with this position. The additional tax of $98,000 relates only to the 2005 tax year and the $13,000 of interest represents interest accrued for 2005.

RAR Adjustment
--------------

In 2005, the IRS presented its preliminary findings for their audit of the Company's 2002, 2003 and 2004 Federal consolidated income tax returns (the audit was finalized in 2006 consistent with these preliminary findings). The audit resulted in changes (RAR adjustments) to two of the entities included in the consolidated return, i.e., Friendly Ice Cream Corporation (FICC) and Restaurant Insurance Corporation (RIC). RIC is a wholly owned, Vermont captive insurance corporation of FICC.

In order to comply with state income tax laws, FICC will file amended 2002, 2003 and 2004 state income tax returns. Because as an insurance corporation, RIC does not file state income tax returns, the amended state returns will reflect only the adjustments made to FICC. The Company believes that it is probable that states will take the position the RAR adjustments made to both FICC and RIC should be included on the amended state income tax returns and therefore accrued for the RAR adjustment made to RIC. Historically, the Company's contingency for RIC has only related to the additional interest at the federal level.






The Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its filings and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the Company's responses to the Staff Letter, please contact Florence Tassinari, Controller at (413) 731-4032.

Sincerely,

Friendly Ice Cream Corporation


By: /s/ PAUL V. HOAGLAND
    --------------------
Paul V. Hoagland
Executive Vice President of Administration
And Chief Financial Officer